SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



FORM 11-K





[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended December 31, 1993

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]



Commission file number 33-6369



Peoples Energy Corporation
Employe Capital Accumulation Plan
and
Peoples Energy Corporation
Employe Thrift Plan

(Full title of the plan)






Peoples Energy Corporation
122 South Michigan Avenue
Chicago, Illinois 60603









(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

		   PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

			  ACCUMULATION AND THRIFT TRUST

			     AND PARTICIPATING PLANS



			       REPORT ON AUDITS OF

			       FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992

				TABLE OF CONTENTS




									 Page


  INDEPENDENT AUDITOR'S REPORT............................................ 1


  FINANCIAL STATEMENTS

     Statements of Net Assets Held in Trust............................... 3
     Statement of Changes in Net Assets Held in Trust
       for the Peoples Energy Corporation Employee
       Capital Accumulation and Thrift Trust for the
       Year Ended December 31, 1993....................................... 4
     Statement of Changes in Net Assets Held in Trust
       for the Peoples Energy Corporation Employee
       Capital Accumulation and Thrift Trust for the
       Year Ended December 31, 1992....................................... 5
     Notes to Financial Statements........................................ 6


  SUPPLEMENTAL SCHEDULES

     Schedule of Assets Held for Investment,
       December 31, 1993................................................. 10
     Schedule of Assets Held for Investment,
       December 31, 1992................................................. 11
     Schedule of Reportable Transactions, Year Ended
       December 31, 1993................................................. 12
     Schedule of Reportable Transactions, Year Ended
       December 31, 1992................................................. 13


  SUPPLEMENTAL FINANCIAL STATEMENTS

     Peoples Energy Corporation Employee Capital Accumulation Plan
       Statements of Net Assets Available for Plan Benefits.............. 15
       Statements of Changes in Net Assets Available for
	 Plan Benefits................................................... 16
       Notes to Financial Statements..................................... 17

     Peoples Energy Corporation Employee Thrift Plan
       Statements of Net Assets Available for Plan Benefits.............. 20
       Statements of Changes in Net Assets Available for
	 Plan Benefits................................................... 21
       Notes to Financial Statements..................................... 22

		    INDEPENDENT AUDITOR'S REPORT



Retirement and Benefit
     Plans Committee
PEOPLES ENERGY CORPORATION
Chicago, Illinois



     We have audited the accompanying statements of net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 1993 and 1992, and the related statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 1993 and 1992, and the statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments and reportable transactions for the years ended December 31, 1993 and 1992 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



				 /s/ Odell Hicks & Company
				     ODELL HICKS & COMPANY


March 4, 1994

			    PEOPLES ENERGY CORPORATION

		  EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

		      STATEMENTS OF NET ASSETS HELD IN TRUST

			    DECEMBER 31, 1993 AND 1992



						    1993             1992
						-------------    ------------
ASSETS
- ------
  Cash                                          $        156     $     53,340
  Accounts Receivable:
    Accrued interest and dividends                 1,226,927        1,242,690
    Other                                              -               15,420
  Investments at quoted market value             167,301,141      157,049,146
						------------     ------------
	 Total Assets                            168,528,224      158,360,596
						------------     ------------
LIABILITIES
- -----------

  Plan benefits and employee withdrawals
    payable                                     $ 50,417,372     $ 43,072,153
  Forfeitures - Note 2                                   794              799
						------------     ------------
	 Total Liabilities                        50,418,166       43,072,952
						------------     ------------

NET ASSETS HELD IN TRUST                        $118,110,058     $115,287,644
						============     ============
NET ASSETS HELD FOR ACCOUNT OF:
  Peoples Energy Corporation Employee
    Capital Accumulation Plan                   $ 75,176,775     $ 72,982,860

  Peoples Energy Corporation Employee
    Thrift Plan                                   42,933,283       42,304,784
						------------     ------------

						$118,110,058     $115,287,644
						============     ============

   The accompanying notes are an integral part of these financial statements.

			    PEOPLES ENERGY CORPORATION

		  EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

		 STATEMENT OF CHANGES IN NET ASSETS HELD IN TRUST

		    FOR THE PLAN YEAR ENDED DECEMBER 31, 1993


								 Peoples
						  Interest       Energy
						   Income        Stock          Equity        Bond
				      TOTAL         Fund          Fund           Fund         Fund
				  ------------   -----------   -----------   -----------   ----------
ADDITIONS
- ---------
 Contributions:
  Employee contributions          $  6,829,518   $ 3,720,685   $ 1,297,647   $ 1,471,205   $  339,981
  Employer contributions             2,809,531     1,556,119       535,866       567,751      149,795
				  ------------   -----------   -----------   -----------   ----------
				     9,639,049     5,276,804     1,833,513     2,038,956      489,776
				  ------------   -----------   -----------   -----------   ----------
 Income From Investments:
  Dividend income                    2,196,256         -         1,535,388       660,868        -
  Interest income                    8,394,957     7,657,903         9,064         9,407      718,583
				  ------------   -----------   -----------   -----------   ----------
				    10,591,213     7,657,903     1,544,452       670,275      718,583
				  ------------   -----------   -----------   -----------   ----------
 Net Gain (Loss):
  Net unrealized appreciation
  (depreciation)                     1,542,121        16,543    (  221,630)    1,455,151      292,057
  Net realized gain                  1,034,804       378,862       455,870       162,545       37,527
				  ------------   -----------   -----------   -----------   ----------
				     2,576,925       395,405       234,240     1,617,696      329,584
				  ------------   -----------   -----------   -----------   ----------
     Total Additions                22,807,187    13,330,112     3,612,205     4,326,927    1,537,943
				  ------------   -----------   -----------   -----------   ----------
DEDUCTIONS
- ----------
 Withdrawals                        19,984,773    11,562,519     4,025,168     3,435,832      961,254
				  ------------   -----------   -----------   -----------   ----------
 Net increase (decrease)
  in assets                          2,822,414     1,767,593    (  412,963)      891,095      576,689
 Net assets beginning of year      115,287,644    68,907,610    20,258,630    18,749,828    7,371,576
 Interfund transfers                     -        (2,373,024)    1,394,386       850,041      128,597
				  ------------   -----------   -----------   -----------   ----------
   Net assets - end of year       $118,110,058   $68,302,179   $21,240,053   $20,490,964   $8,076,862
				  ============   ===========   ===========   ===========   ==========


			    PEOPLES ENERGY CORPORATION

		  EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

		 STATEMENT OF CHANGES IN NET ASSETS HELD IN TRUST

		    FOR THE PLAN YEAR ENDED DECEMBER 31, 1992



								 Peoples
						  Interest       Energy
						   Income        Stock          Equity        Bond
				      TOTAL         Fund          Fund           Fund         Fund
				  ------------   -----------   -----------   -----------   ----------
ADDITIONS
- ---------

 Contributions:
  Employee contributions          $  6,562,024   $ 3,902,505   $ 1,115,879   $ 1,236,972   $  306,668
  Employer contributions             2,731,351     1,632,783       467,602       492,108      138,858
				  ------------   -----------   -----------   -----------   ----------
				     9,293,375     5,535,288     1,583,481     1,729,080      445,526
				  ------------   -----------   -----------   -----------   ----------
 Income From Investments:

  Dividend income                    2,033,104         -         1,423,860       609,244        -
  Interest income                    8,961,367     8,206,310         7,651         8,157      739,249
				  ------------   -----------   -----------   -----------   ----------
				    10,994,471     8,206,310     1,431,511       617,401      739,249
				  ------------   -----------   -----------   -----------   ----------
 Net Gain (Loss):

  Net unrealized appreciation
  (depreciation)                     3,019,418         5,119     2,477,765       645,597    ( 109,063)
  Net realized gain                    698,891        39,510       317,027       303,053       39,301
				  ------------   -----------   -----------   -----------   ----------
				     3,718,309        44,629     2,794,792       948,650    (  69,762)
				  ------------   -----------   -----------   -----------   ----------
     Total Additions                24,006,155    13,786,227     5,809,784     3,295,131    1,115,013
				  ------------   -----------   -----------   -----------   ----------

DEDUCTIONS
- ----------
 Withdrawals                        16,256,531    10,674,222     3,217,898     1,374,520      989,891
				  ------------   -----------   -----------   -----------   ----------
 Net increase (decrease)
  in assets                          7,749,624     3,112,005     2,591,886     1,920,611      125,122
 Net assets beginning of year      107,538,020    66,325,808    17,527,079    16,328,284    7,356,849
 Interfund transfers                     -        (  530,203)      139,665       500,933    ( 110,395)
				  ------------   -----------   -----------   -----------   ----------

   Net assets - end of year       $115,287,644   $68,907,610   $20,258,630   $18,749,828   $7,371,576
				  ============   ===========   ===========   ===========   ==========


		   PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

			  ACCUMULATION AND THRIFT TRUST

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 1 - PLAN INFORMATION
- -------------------------

     Establishment of the Trust
     --------------------------
	 Peoples Energy Corporation, the Peoples Energy Corporation Retirement and Benefit Plans Committee, and American National Bank and Trust Company of Chicago (the Trustee) entered into an agreement as of January 1, 1977, to establish the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust to accumulate contributions and income thereon to be used to provide benefits under the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan (the Plans). Participating companies are Peoples Energy Corporation, The Peoples Gas Light and Coke Company and North Shore Gas Company.

     Tax Status
     ----------
	 The Plans received their latest determination letters on December 18, 1985 in which the Internal Revenue Service stated that the Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. The Company amended the Plans on October 4, 1991, effective January 1, 1992, to include certain changes relating to plan design and administration.

	 The Company believes that the Plans, as currently designed and operated, are in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As a result, the Plans remain "qualified" and the Trust continues to be tax-exempt as of the date of this report.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------
     A summary of the Trustee's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

     Basis of Accounting
     -------------------
	 The accompanying statements were prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

		   PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

			  ACCUMULATION AND THRIFT TRUST

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)
- ---------------------------------------------------
     Valuation of Investments
     ------------------------
	 Investments are included in the accompanying statements of net assets at fair market value. Securities traded on security exchanges are valued at the last sales price on the day of valuation or, in the absence of any sales, at the average of the bid and ask prices on the day of valuation, except for such securities included in the American National Bank's Multiple Equity Index Fund and Multiple Bond Index Fund which are valued at the bid price on the day of valuation. Short-term credit investments (corporate notes) are valued at cost which approximates market.

     Investment Transactions and Investment Income
     ---------------------------------------------
	 Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded as earned on an accrual basis. At the time the investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss in the financial statements. The unrealized appreciation or depreciation of investments held represents the change in the market value of the investments from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year.

     Forfeiture of Employer Contribution
     -----------------------------------
	 Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.

		   PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

			  ACCUMULATION AND THRIFT TRUST

			  NOTES TO FINANCIAL STATEMENTS

		  FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)
- ---------------------------------------------------

     INVESTMENTS:

	 Investments in securities and the net appreciation (depreciation), which includes realized as well as unrealized gains or losses at December 31, consisted of the following:

							 1993                         1992
						---------------------------   ---------------------------
								   Net                           Net
								Change in                     Change in
							       Appreciation                  Appreciation
						   Market     (Depreciation)     Market     (Depreciation)
						------------  ------------    ------------  -------------
American National Bank and Trust Company
  of Chicago:
     Multiple Bond Index Fund                   $ 10,282,987       329,583    $  9,397,444  $(    69,762)
     Multiple Equity Index Fund                   25,484,151     1,617,696      21,718,830       948,650
     Multiple Short-Term Investment Fund           2,619,600          -          2,157,000          -
Peoples Energy Corporation Stock                  26,956,684       234,240      24,553,979     2,794,792
Northwestern National Life Insurance Company
     Group Annuity Contract #20670-9                    -             -          9,891,288          -
Provident National Assurance Company
     Group Annuity Contract #027-05042             3,922,071          -          3,621,488          -
Principal Mutual Life Insurance Company
     Group Annuity Contract #GA-86926             18,406,811          -         16,843,714          -
State Mutual Life Assurance Company of America
     Group Annuity Contract #90863-B                    -             -          9,890,195          -
New York Life Insurance Company
     Group Annuity Contract #GA-05585                   -             -          2,991,900          -
CNA Life Insurance Company
     Group Annuity Contract #GA-12534              7,813,817          -          7,154,200          -
     Group Annuity Contract #GA-12689             18,321,602          -         16,867,614          -
Hartford Life Insurance Company
     Group Annuity Contract #GA-8938              13,699,750          -         12,494,778          -
Dreyfus Managed Assets                            39,793,668       395,405      19,466,716        44,629
						------------  ------------    ------------  ------------

	  Total Investments                     $167,301,141    $2,576,924    $157,049,146    $3,718,309
						============  ============    ============  ============

			      SUPPLEMENTAL SCHEDULES

                                                                      SCHEDULE I


		   PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

			  ACCUMULATION AND THRIFT TRUST

		      SCHEDULE OF ASSETS HELD FOR INVESTMENT

				DECEMBER 31, 1993


  QUANTITY/
    FACE                                                                 CURRENT
   VALUE                                                      COST        VALUE
- -----------                                              ------------  ------------

	      COLLECTIVE INVESTMENT FUNDS
	      ---------------------------
	      AMERICAN NATIONAL BANK & TRUST CO OF CHICAGO
    434,356   Multiple Bond Index Fund                   $  9,312,357  $ 10,282,987
    181,187   Multiple Equity Index Fund                   14,404,626    25,484,151
     26,196   Multiple Short-Term Investment Fund           2,619,600     2,619,600
							 ------------  ------------
							   26,336,583    38,386,738
							 ------------  ------------
	      GUARANTEED INVESTMENT CONTRACTS
	      -------------------------------
	      PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
$18,406,811   Guaranteed Investment Contract #GA-86926     18,406,811    18,406,811

	      CNA INSURANCE COMPANY
$ 7,813,817   Guaranteed Investment Contract #GA-12534      7,813,817     7,813,817
$18,321,602   Guaranteed Investment Contract #GA-12689     18,321,602    18,321,602

	      HARTFORD LIFE INSURANCE COMPANY
$13,699,750   Guaranteed Investment Contract #GA-8938      13,699,750    13,699,750

	      PROVIDENT NATIONAL ASSURANCE COMPANY
$ 3,922,071   Guaranteed Investment Contract #027-05042     3,922,071     3,922,071
							 ------------  ------------
							   62,164,051    62,164,051
							 ------------  ------------
	      OTHER
	      -----
$39,587,689   DREYFUS MANAGED ASSETS                       39,772,006    39,793,668
							 ------------  ------------

	      PARTY-IN-INTEREST
	      -----------------
    883,848   PEOPLES ENERGY CORPORATION COMMON STOCK      17,482,112    26,956,684
							 ------------  ------------

		 TOTAL ASSETS HELD FOR INVESTMENT        $145,754,752  $167,301,141
							 ============  ============

                                                                     SCHEDULE II


		   PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

			  ACCUMULATION AND THRIFT TRUST

		      SCHEDULE OF ASSETS HELD FOR INVESTMENT

				DECEMBER 31, 1992

  QUANTITY/
    FACE                                                                 CURRENT
   VALUE                                                      COST        VALUE
- -----------                                               -----------  ------------
	      COLLECTIVE INVESTMENT FUNDS

	      AMERICAN NATIONAL BANK & TRUST CO OF CHICAGO
    441,294   Multiple Bond Index Fund                    $ 8,718,871   $ 9,397,444
    169,817   Multiple Equity Index Fund                   12,094,455    21,718,830
     21,570   Multiple Short-Term Investment Fund           2,157,000     2,157,000
							 ------------  ------------
							   22,970,326    33,273,274
							 ------------  ------------
	      GUARANTEED INVESTMENT CONTRACTS
	      -------------------------------
	      NORTHWESTERN NATIONAL LIFE INSURANCE COMPANY
$ 9,891,288   Guaranteed Investment Contract #GA-20670-9    9,891,288     9,891,288

	      STATE MUTUAL LIFE ASSURANCE COMPANY
$ 9,890,195   Guaranteed Investment Contract #GA-90863-B    9,890,195     9,890,195

	      NEW YORK LIFE INSURANCE COMPANY
$ 2,991,900   Guaranteed Investment Contract #GA-05585      2,991,900     2,991,900

	      PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
$16,843,714   Guaranteed Investment Contract #GA-86926     16,843,714    16,843,714

	      CNA INSURANCE COMPANY
$ 7,154,200   Guaranteed Investment Contract #GA-12534      7,154,200     7,154,200
$16,867,614   Guaranteed Investment Contract #GA-12689     16,867,614    16,867,614

	      HARTFORD LIFE INSURANCE COMPANY
$12,494,778   Guaranteed Investment Contract #GA-8938      12,494,778    12,494,778

	      PROVIDENT NATIONAL ASSURANCE COMPANY
$ 3,621,488   Guaranteed Investment Contract #027-05042     3,621,488     3,621,488
							 ------------  ------------
							   79,755,177    79,755,177
							 ------------  ------------
	      OTHER
	      -----
$19,340,595   DREYFUS MANAGED ASSETS                       19,461,597    19,466,716
							 ------------  ------------
	      PARTY-IN-INTEREST
	      -----------------
    815,191   PEOPLES ENERGY CORPORATION COMMON STOCK      14,857,777    24,553,979
							 ------------  ------------

		  TOTAL ASSETS HELD FOR INVESTMENT       $137,044,877  $157,049,146
							 ============  ============

                                                                    SCHEDULE III


			    PEOPLES ENERGY CORPORATION

		  EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

		       SCHEDULE OF REPORTABLE TRANSACTIONS

		    FOR THE PLAN YEAR ENDED DECEMBER 31, 1993


							     Total                  Total
						  Total      Dollar      Total      Dollar
       IDENTITY OF PARTY INVOLVED/              Number of   Value of     Number    Value of     Net Gain
	 Description of Security                Purchases   Purchases   of Sales     Sales      Recognized
       ---------------------------              ---------   ---------   --------  -----------   ----------
  AMERICAN NATIONAL BANK AND TRUST COMPANY
   OF CHICAGO:
     Multiple Bond Index Fund                        6     $   196,543       6    $   357,004    $ 13,770
     Multiple Equity Index Fund                      8       1,861,689       4        374,933      20,870
     Multiple Short-Term Investment Fund           142      54,108,200      68     53,645,600

  NORTHWESTERN NATIONAL LIFE INSURANCE COMPANY
     Group Annuity Contract #20670-9                 7         520,990       1     10,412,278

  PROVIDENT NATIONAL ASSURANCE COMPANY
     Group Annuity Contract #027-05042              12         300,583        -          -

  STATE MUTUAL LIFE ASSURANCE COMPANY OF AMERICA
     Group Annuity Contract #90863-B                 7         521,486       1     10,411,681

  NEW YORK LIFE INSURANCE COMPANY
     Group Annuity Contract #GA-05585                7         152,561       1      3,144,461

  PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
     Group Annuity Contract #GA-86926               12       1,563,097        -          -

   HARTFORD LIFE INSURANCE COMPANY
     Group Annuity Contract #GA-8938                13       1,204,972        -          -

  CNA LIFE INSURANCE COMPANY
     Group Annuity Contracts #GA-12534 & #GA-12689  24       2,113,606        -          -


  DREYFUS MANAGED ASSETS                            30      46,968,922      60     27,037,376     380,894


  PEOPLES ENERGY CORPORATION STOCK*                 20       3,195,605      34      1,181,416      82,046



				   * Party-In-Interest Transactions

     Note:  The net gain for the Bond Fund, Equity Fund and the PEC Stock Fund for 1993 was
	    computed based on revalued cost to comply with reporting requirements of the
	    Department of Labor.  However, the net gain in the 1993 financial statements was
	    computed based on historical cost, as required by generally accepted accounting
	    principles.

					-12-

                                                                     SCHEDULE IV


			    PEOPLES ENERGY CORPORATION

		  EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

		       SCHEDULE OF REPORTABLE TRANSACTIONS

		    FOR THE PLAN YEAR ENDED DECEMBER 31, 1992


							     Total                  Total
						  Total      Dollar      Total      Dollar         Net
       IDENTITY OF PARTY INVOLVED/              Number of   Value of     Number    Value of    Gain/(Loss)
	 Description of Security                Purchases   Purchases   of Sales     Sales      Recognized
       ---------------------------              ---------   ---------   --------  -----------  -----------
  AMERICAN NATIONAL BANK AND TRUST COMPANY
   OF CHICAGO:
     Multiple Bond Index Fund                        6     $   153,730       6    $   627,193   $( 13,839)
     Multiple Equity Index Fund                      9       2,165,814       3        708,759         373
     Multiple Short-Term Investment Fund           104      36,297,200      47     35,204,000

  NORTHWESTERN NATIONAL LIFE INSURANCE COMPANY
     Group Annuity Contract #20670-9                12       1,109,176       1      5,446,607

  PROVIDENT NATIONAL ASSURANCE COMPANY
     Group Annuity Contract #027-05042              14         560,160       4      2,844,250

  STATE MUTUAL LIFE ASSURANCE COMPANY OF AMERICA
     Group Annuity Contracts #90863-A & #90863-B    18       1,508,384       2     14,337,639

  NEW YORK LIFE INSURANCE COMPANY
     Group Annuity Contracts #GA-05106 & #GA-05585  12         244,573        -          -

  PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
     Group Annuity Contract #GA-86926               12       1,431,885        -          -

   HARTFORD LIFE INSURANCE COMPANY
     Group Annuity Contract #GA-8938                13       1,102,354        -          -

  CNA LIFE INSURANCE COMPANY
     Group Annuity Contracts #GA-12534 & #GA-12689  26       1,944,667        -          -


  DREYFUS MANAGED ASSETS                            20      26,461,830      16      7,039,742      39,510


  PEOPLES ENERGY CORPORATION STOCK*                 14       1,705,229      36      1,222,425    (121,463)



				   * Party-In-Interest Transactions

     Note:  The net gain (loss) for the Bond Fund, Equity Fund and the PEC Stock Fund for 1992 was
	    computed based on revalued cost to comply with reporting requirements of the
	    Department of Labor.  However, the net gain (loss) in the 1992 financial statements
	    was computed based on historical cost, as required by generally accepted accounting
	    principles.

					-13-

			SUPPLEMENTAL FINANCIAL STATEMENTS

			    PEOPLES ENERGY CORPORATION

			EMPLOYEE CAPITAL ACCUMULATION PLAN

	       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

			    DECEMBER 31, 1993 AND 1992



						     1993            1992
						  -----------     -----------

ASSETS
- ------
  NET ASSETS HELD IN THE
     Peoples Energy Corporation Employee
      Capital Accumulation and Thrift Trust,
      at Market Value                             $75,176,775     $72,982,860
						  -----------     -----------



  NET ASSETS AVAILABLE FOR PLAN BENEFITS          $75,176,775     $72,982,860
						  ===========     ===========




















   The accompanying notes are an integral part of these financial statements.

			    PEOPLES ENERGY CORPORATION

			EMPLOYEE CAPITAL ACCUMULATION PLAN

	 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

		  FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992



						    1993             1992
						 -----------      -----------
ADDITIONS
- ---------
  Contributions received from:
    Employees                                    $ 4,086,990      $ 3,941,947
    Employers                                      1,637,509        1,611,420
						 -----------      -----------
						   5,724,499        5,553,367
						 -----------      -----------
  Net asset change as a result
    of transferred Employees                         698,701           78,495
						 -----------      -----------
  Income from investments:
    Dividends                                      1,132,952        1,025,348
    Interest                                       5,576,077        6,115,673
						 -----------      -----------
						   6,709,029        7,141,021
						 -----------      -----------
  Net gain on investments:
    Net unrealized appreciation
     in value of investments held                  1,131,448        1,441,813
    Net gain on disposition of investments           617,106          339,068
						 -----------      -----------
						   1,748,554        1,780,881
						 -----------      -----------
	Total Additions                           14,880,783       14,553,764
						 -----------      -----------
DEDUCTIONS
- ----------
  Payments of Plan benefits and
    Employee withdrawals                          12,686,868        9,361,708
						 -----------      -----------
NET INCREASE IN AVAILABLE ASSETS                   2,193,915        5,192,056
- --------------------------------                 -----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
- --------------------------------------
    Beginning of Year                             72,982,860       67,790,804
						 -----------      -----------

    End of Year                                  $75,176,775      $72,982,860
						 ===========      ===========


   The accompanying notes are an integral part of these financial statements.

	  PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 1 - DESCRIPTION OF PLAN
- ----------------------------
     The Peoples Energy Corporation Employee Capital Accumulation Plan (the
     Plan) is a defined contribution plan and covers those employees of the subsidiaries of Peoples Energy Corporation who are not covered by a collective bargaining agreement. Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company. The effective date of the Plan is January 1, 1977. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company amended the Plan on October 4, 1991, effective January 1, 1992, to include administrative changes, as well as changes paralleling the changes made to the Thrift Plan pursuant to collective bargaining.

     All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Participants may direct investment of such contributions to any of four investment funds, namely, a Bond Fund, an Equity Fund, a Company Stock Fund and an Interest Income Fund. (Prior to July 1, 1992, the Interest Income Fund was known as the Guaranteed Investment Fund). The employer contributes an amount equal to 50% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

     Participants are fully vested in their own contribution account at all times and become fully vested in the employer's contribution account at the earlier of (a) completion of at least 130 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability. Participants with less than 130 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------
     A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

	  PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
- ---------------------------------------------------

     Basis of Accounting
     -------------------
	 The accounts of the Plan and the related Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

	 Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan and Trust by the Plan's Trustee, money managers and independent auditors.

     Contributions
     -------------
	 Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

	 The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

     Investment Policy and Allocation of Earnings on Investments
     -----------------------------------------------------------
	 Contributions received by the Plan are held for safekeeping in and invested by the Trust maintained by the American National Bank and Trust Company of Chicago (the Trustee) as directed by the Plan Administrator. Earnings of the Trust, which also includes the assets of the Peoples Energy Corporation Employee Thrift Plan, are allocated each month between the Plans by the Plan Administrator on the basis of the market value of the assets owned by each Plan at the end of the prior month.

     Distributions
     -------------
	 Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

	  PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
- ---------------------------------------------------

     Forfeiture of Employer Contribution
     -----------------------------------
     Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance of the account will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.


NOTE 3 - TERMINATION OF PLAN
- ----------------------------
     The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.


NOTE 4 - TAX STATUS
- -------------------
     The Plan received a favorable determination letter from the Internal Revenue Service dated December 18, 1985 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. While the Plan has been amended several times since then, most recently October 4, 1991, the Company believes that the Plan, as currently designed and operated, continues to qualify for exemption from income taxes.

			    PEOPLES ENERGY CORPORATION

			       EMPLOYEE THRIFT PLAN

	       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

			    DECEMBER 31, 1993 and 1992



						     1993            1992
						 -----------      -----------

ASSETS
- ------
  NET ASSETS HELD IN THE
     Peoples Energy Corporation Employee
      Capital Accumulation and Thrift Trust,
      at Market Value                             $42,933,283     $42,304,784
						  -----------     -----------



  NET ASSETS AVAILABLE FOR PLAN BENEFITS          $42,933,283     $42,304,784
						  ===========     ===========




















   The accompanying notes are an integral part of these financial statements.

			    PEOPLES ENERGY CORPORATION

			       EMPLOYEE THRIFT PLAN

	 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

		  FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992



						    1993             1992
						 -----------      -----------
ADDITIONS
  Contributions received from:
    Employees                                    $ 2,742,528      $ 2,620,077
    Employers                                      1,172,022        1,119,931
						 -----------      -----------
						   3,914,550        3,740,008
						 -----------      -----------
  Net asset change as a result
    of transferred employees                      (  698,701)      (   78,495)
						 -----------      -----------
  Income from investments:
    Dividends                                      1,063,304        1,007,756
    Interest                                       2,818,880        2,845,694
						 -----------      -----------
						   3,882,184        3,853,450
						 -----------      -----------
  Net gain on investments:
    Net unrealized appreciation
     in value of investments held                    410,673        1,577,605
    Net gain on disposition of investments           417,698          359,823
						 -----------      -----------
						     828,371        1,937,428
						 -----------      -----------
	Total Additions                            7,926,404        9,452,391
						 -----------      -----------
DEDUCTIONS
- ----------
  Payments of Plan benefits and
    employee withdrawals                           7,297,905        6,894,823
						 -----------      -----------
NET INCREASE IN AVAILABLE ASSETS                     628,499        2,557,568
- --------------------------------                 -----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
- --------------------------------------
    Beginning of Year                             42,304,784       39,747,216
						 -----------      -----------

    End of Year                                  $42,933,283      $42,304,784
						 ===========      ===========


   The accompanying notes are an integral part of these financial statements.

		 PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 1 - DESCRIPTION OF PLAN
- ----------------------------
     The Peoples Energy Corporation Employee Thrift Plan (the Plan) is a defined contribution plan and includes those employees of the subsidiaries of Peoples Energy Corporation who are covered by a collective bargaining agreement which makes the Plan applicable to such employees. Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company. The effective date of the Plan is January 1, 1977. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company amended the Plan on October 4, 1991, effective January 1, 1992, pursuant to collective bargaining.

     All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Participants may direct investment of such contributions to any of four investment funds, namely, a Bond Fund, an Equity Fund, a Company Stock Fund and an Interest Income Fund. (Prior to July 1, 1992, the Interest Income Fund was known as the Guaranteed Investment Fund). The employer contributes an amount equal to 50% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

     Participants are fully vested in their own contribution account at all times and generally become vested in the employer's contribution account at the earlier of (a) completion of at least 130 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability. Participants with less than 130 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------
     A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

		 PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
- ---------------------------------------------------

     Basis of Accounting
     -------------------
	 The accounts of the Plan and the related Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

	 Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan and Trust by the Plan's Trustee, money managers and independent auditors.

     Contributions
     -------------
	 Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

	 The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

     Investment Policy and Allocation of Earnings on Investments
     -----------------------------------------------------------
	 Contributions received by the Plan are held for safekeeping in and invested by the Trust maintained by the American National Bank and Trust Company of Chicago (the Trustee) as directed by the Plan Administrator. Earnings of the Trust, which also includes the assets of the Peoples Energy Corporation Employee Capital Accumulation Plan, are allocated each month between the Plans by the Plan Administrator on the basis of the market value of the assets owned by each Plan at the end of the prior month.

     Distributions
     -------------
	 Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

		 PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN

			  NOTES TO FINANCIAL STATEMENTS

		      YEARS ENDED DECEMBER 31, 1993 AND 1992




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
- ---------------------------------------------------

     Forfeiture of Employer Contribution
     -----------------------------------
     Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance of the account will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.


NOTE 3 - TERMINATION OF PLAN
- ----------------------------
     The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.


NOTE 4 - TAX STATUS
- -------------------
     The Plan received a favorable determination letter from the Internal Revenue Service dated December 18, 1985 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. While the Plan has been amended several times since then, most recently October 4, 1991, the Company believes that the Plan, as currently designed and operated, continues to qualify for exemption from income taxes.

SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, Peoples Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





					Peoples Energy Corporation
					Employe Capital Accumulation Plan
					and Peoples Energy Corporation
					Employe Thrift Plan

						(Name of Plan)







						/s/ Emmet P. Cassidy
					By      ____________________

						Emmet P. Cassidy

						Secretary and Treasurer
						Peoples Energy Corporation












Date: March 30, 1994

				EXHIBIT INDEX

	The exhibit listed below is filed herewith and made a part hereof.


Exhibit
Number                                                           Page
- -------                                                          ----

  1             Consent of Odell Hicks & Company.                 30